

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2022

Mark Palfreeman
Chief Executive Officer
Nixplay Inc.
12301 Whitewater Dr., Suite 115
Minnetonka, MN 55343-3932

> **Re: Nixplay Inc.**
> **Amendment No. 2 to Offering Statement on Form 1-A**
> **Filed on December 6, 2022**
> **File No. 024-12011**

Dear Mark Palfreeman:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A filed December 6, 2022

Risk Factors
Risks Related to our Operations in Hong Kong
There may be difficulties in effecting service of legal process..., page 12

1. Your representation here that none of the Company's officers or directors are based in Hong Kong conflicts with the statement on page 14 that your CFO is currently based in Hong Kong. Please revise to clarify.

Risks Related to the Securities in this Offering
There is a possibility that our Company may lose eligibility..., page 14

2.   Please describe with specificity all material consequences to you and to your investors that could result from the company losing eligibility to rely on the Regulation A exemption to conduct this offering. Additionally, include this risk factor as one of the "Selected Risks Associated with Our Business" section of your circular summary.

     You may contact Lauren Pierce, Staff Attorney, at (202) 551-3887 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Jeanne Campanelli